

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

December 30, 2008

<u>Via U.S. Mail</u>

Mr. Richard Bjorkman
Chief Financial Officer
Sutura, Inc.
17080 Newhope Street
Fountain Valley, CA   92708

> **RE: Sutura, Inc.**
> **Item 4.02 Form 8-K**
> **Filed November 19, 2008**
> **File No. 0-25548**

Dear Mr. Bjorkman:

We have completed our review of your Form 8-K and related filings and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief